EXHIBIT 12.1
NV ENERGY, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006

EARNINGS AS DEFINED:

Net Income	$226,984	$182,936	$208,887	$197,295	$279,792
Income Taxes	113,764	75,451	95,354	87,555	145,605
Fixed Charges	363,773	360,896	335,868	310,876	336,024
Capitalized Interest (allowance for borrowed funds used during construction)	(23,355)	(20,229)	(29,527)	(25,967)	(17,119)
Preferred Stock Dividend Requirement	-	-	-	-	(3,602)
Total	$681,166	$599,054	$610,582	$569,759	$740,700

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$363,773	$360,896	$335,868	$310,876	$332,422
Preferred Stock Dividend Requirement	-	-	-	-	3,602

Total	$363,773	$360,896	$335,868	$310,876	$336,024

RATIO OF EARNINGS TO FIXED CHARGES	1.87	1.66	1.82	1.83	2.20

(1) Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represents net income adjusted for income taxes and fixed charges excluding capitalized interest.  For the year ended December 31, 2006, “Earnings” represents net income adjusted for pre-tax preferred stock dividend requirement of SPPC, income taxes and fixed charges excluding capitalized interest.  “Fixed charges” represent the aggregate of interest charges on long-term debt (whether expensed or capitalized), the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirement of SPPC.